SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 7, 2016

On April 7, 2016, at 12:00 p.m., at the Company’s office located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Marcela Aparecida Drehmer was absent, with due justification, and was replaced by her Alternate. The Chief Executive Officer, Carlos Fadigas, and officers Gustavo Valverde, Pedro Freitas, Marcelo Cerqueira, Luciano Guidolin and Marcelo Arantes de Carvalho, and also Messrs. Edison Terra, Antônio Queiroz, Roberto Bischoff and Guilherme Furtado were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for deliberation:  1) PROPOSAL FOR DELIBERATION: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following resolution was approved by unanimous vote of the attendees, under the terms and conditions set out in the respective PD: PD.CA/BAK-02/2016 – Granting of Guarantee in favor of Idesa Group, for the creation of a reserve account for the debt service of the Ethylene XXI Project [Projeto Etileno XXI]. II) Subjects for Acknowledgment: the following reports/presentations were delivered by the respective responsible persons on the following themes: a) Safety, Health and Environment; b) Ethylene XXI Project; c) Welfare Plans; d) View Project [Projeto View]; e) February/2016 Results; f) Changes to the composition of the Board of Directors’ Support Committees, which shall now be composed according to an instrument presented to and initialed by the Board Members; and g) Meeting of the People and Organization Committee, held on March 4, 2016.

Headquarters -Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 – Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 7, 2016

III) Subjects of Interest to the Company: The new elected Board Members were welcomed and votes of thanks to the replaced Board Members for their dedication and relevant contributions to the Company during the exercise of their positions were registered. IV) Closing of the Minutes - As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, April 7, 2016. Signed: Newton Sergio de Souza – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Antônio Aparecida de Oliveira; Antônio Britto Filho; Daniel Bezerra Villar; Edson Chil Nobre; Ernani Filgueiras de Carvalho; João Carlos Trigo de Loureiro; Luiz de Mendonça and Mauro Motta Figueira.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters -Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 – Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2016
BRASKEM S.A.

By:	/s/ Pedro Freitas

	Name:	Pedro Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.